UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                                           SEC File No: 000-23319

                               FORM 12b-25

NOTIFICATION OF LATE FILING


FORM 10-QSB FOR THE PERIOD ENDING March 31, 2000


PART I - REGISTRANT INFORMATION

Full Name of Registrant

                    Avani International Group, Inc.
                   ________________________________

Address of Principal Executive Offices

          #328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2
          _______________________________________________________

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in Part III.

(a) 	See Part III.
(b) 	The subject report will be filed on or before May 20, 2000.
(c) 	No attachments

PART III - NARRATIVE

Due to unforeseen events the Company is unable to complete its Form 10-QSB. Consequently, the Company could not complete the Form 10-QSB without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dennis Robinson (604)-525-2386

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

Yes.

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No.

AVANI INTERNATIONAL GROUP INC.

May 13, 2000                          /S/Dennis Robinson
                                       Dennis Robinson
                                         Treasurer